Easy Energy, Inc.
      Suite 105 - 5348 Vegas Dr. Las Vegas, NV 89108 Tel: +1 (702) 442-1166


September 18, 2008

Via EDGAR and Fax

Brian Cascio, Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re: Easy Energy Inc. (the "Company")
    Form S-1
    File No. 333-150468, filed April 25, 2008, amended April 28, 2008, July 7, 2008, and on August 13, 2008.

Dear Mr. Cascio:

The purpose of this letter is to respond to your letter of August 27, 2008 with respect to the above-captioned filing. We are concurrently filing Pre-Effective Amendment No. 4 to Form S-1 (the "Amended S-1") as well as an amendment to our Form 10-Q for the three and six month periods ended June 30, 2008 and a third amendment to our Form 10-Q for the three month period ended March 31, 2008.

For ease of reference, our responses are keyed to your comments.

Form S-1/A filed August 13, 2008

Financial Statements, General

     1. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Response: The financial statements have been updated through June 30, 2008 as required by Rule 8-08 of Regulation S-X.

Condensed Balance Sheets, page F-2

     2. We refer to your response to comment 8 in our letter dated July 25, 2008. Please tell us why you believe that EITF 00-18 supports your accounting treatment of recording the prepaid expense as a contra equity account.

Response: Upon further review of EITF 00-18 the prepaid expense-stock related has been reclassified as an asset from contra-equity.

Note 5-Capital Stock, pages F-8 and F-9

     3. We refer to your response to comment 13 in our letter dated July 25, 2008. Please revise to disclose the reason for the significantly lower prices for the stock and warrants issued on March 25 and 27, 2008. If these issuances reflect discounts for restrictions or other provisions of the equity instruments please quantify the amount of any discounts and clarify how they were determined. In addition, tell us whether any of these issuances were to related parties.

Response: The issuance of 4,285,714 shares on March 27, 2008 was contractually entered into on January 16, 2008. This was before there was a market for our stock and at the time seemed a fair price as negotiated in an arm's length transaction with an unrelated party. We have corrected the date of the transaction to January 16, 2008 in the statement of stockholders equity to better reflect the sequence of events.

Upon further review of the discounts originally recorded for the stock and warrants issued on March 25 and 27, 2008 we determined that such discounts were not appropriate. Accordingly, the financial statements were restated to reflect the stock and warrants valued at the trading price on those dates of $0.30 per share and to record the difference between the cash received and the trading price as an expense. The issuances were not to related parties.

Note 9-Restated Financial Statements, page F-14

     4. Please tell us where the $77,770 adjustment to professional fees for the correction of the error in the restated financial statements for the three months ended March 31, 2008 is discussed in the narrative on page F-12.

Response: The narrative has been expanded to discuss the adjustment to professional fees for the correction of the error in the restated financial statements for the three months ended March 31, 2008.

Form 10-Q filed August 19, 2008

Financial Statements, General

     5. We reference your response to prior comment 18 in our letter dated July 25, 2008. Please tell us how you have addressed this comment in your Form 10-Q for the quarterly period ended June 30, 2008. Please revise to clearly indicate whether these financial statements are audited or unaudited.

Response: The Form 10-Q for the quarterly period ended June 30, 2008 has been revised to clearly indicate whether the financial statements are audited or unaudited.

Consolidated Statements of Operations, page 4

     6. We note that the Net Loss Before Income Taxes line item does not appear correct and does not foot. Please revise your financial statements as necessary.

Response: The Net Loss Before Income Taxes has been corrected.

     7. Please tell us why the periods shown under the Condensed Statements of Operations and the Condensed Statements of Cash Flows are not the same.

Response: Regulation S-X requires the presentation of operations for both the 3 month and 6 month periods with the comparable 3 and 6 months periods of the prior year if applicable. Regulation S-X only requires the 6 month period and the comparable 6 month period of the prior year if applicable on the statement of cash flows. The Company has followed those regulations in presenting it financial statements. The Company has also presented the from inception cumulative financial statements for the statements of operations and cash flows as required.

Statements of Stockholders' Equity, page 6

     8. Please tell us the difference between the 52,000,000 shares issued at $0.02 per share on March 25, 2008 in your Form 10-Q as of June 30, 2008 and the 2,000,000 shares issued on the same date at $0.25 per share on page F-5 of your registration statement on Form S-1.

Response: The typographical error showing 52,000,000 shares in the Form 10-Q has been corrected to the 2,000,000 shares as shown on the Form S-1.

Note 5-Capital Stock, page 10

     9. We reference the revisions in the Form S-1 filed August 13, 2008 to include the disclosures required by paragraphs A240-242 of SFAS 123R. Please tell us where these disclosures have been included in your Form 10-Q as of June 30, 2008.

Response: The additional disclosures have been added to the amended Form 10-Q.

     * should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

     * We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                * * * * * * * * *

     Please call Edwin L. Miller Jr. at (617) 338-2447 or Oded Har-Even at (212) 660-5002, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Sincerely yours,


/s/ Guy Ofir
-----------------------------
Guy Ofir
Chief Executive Officer